UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-173786

Michaels Stores, Inc.

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

8000 Bent Branch Drive

Irving, Texas 75063

Telephone: (972) 409-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 ¾% Senior Notes due 2018*

Guarantees of 7 ¾% Senior Notes due 2018**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 300

* Michaels Stores, Inc. is the registrant in respect of the 7 ¾% Senior Notes due 2018.

** Each of the additional registrants is a registrant in respect of the Guarantees of the 7 ¾% Senior Notes due 2018.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SCHEDULE A —ADDITIONAL REGISTRANT GUARANTORS

Exact name of registrant as specified in its charter	Commission File Number	Address, including Zip Code and Telephone Number, including Area Code, of Agent for Service, of Registrant’s Principal Executive Offices

Aaron Brothers, Inc.	333-173786-06	*

Artistree, Inc.	333-173786-05	*

Michaels Finance Company, Inc.	333-173786-04	*

Michaels of Canada, ULC	333-173786-03	*

Michaels Stores Card Services, LLC	333-173786-02	*

Michaels Stores Procurement Company, Inc.	333-173786-01	*

*      The address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive office is: c/o Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063.

The name, address, including zip code and telephone number, including area code, of agent for service for each of the additional registrants is:

Charles M. Sonsteby

Chief Administrative Officer and Chief Financial Officer

8000 Bent Branch Drive

Irving, Texas 75063

Telephone: (972) 409-1300

with a copy to:

Michael J. Veitenheimer Senior Vice President, Secretary and General Counsel 8000 Bent Branch Drive Irving, Texas 75063 Telephone: (972) 409-1300	David A. Fine, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Telephone: (617) 951-7000

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 28, 2012

MICHAELS STORES, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President — General Counsel and Secretary

AARON BROTHERS, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary

ARTISTREE, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary

MICHAELS FINANCE COMPANY, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary

MICHAELS OF CANADA, ULC

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary

MICHAELS STORES CARD SERVICES, LLC

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary

MICHAELS STORES PROCUREMENT COMPANY, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President and Secretary